

DIVISION OF
CORPORATION FINANCE

November 9, 2009

<u>Via Facsimile  and U.S. Mail</u>
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23<sup>rd</sup> Floor
San Francisco, CA 94105

> **Re:** **Corel Corporation, Inc.**
> **Schedule TO-T**
> **Filed by Corel Holdings, LP**
> **Filed October 28, 2009**
> **Amendment No. 1 to SCH TO-T**
> **Filed November 2, 2009**
> **File No. 0-42617**
>
> **Schedule 13D/A filed by Corel Holdings LP, Alexander R. Slusky, Vector**
> **Capital Partners II International Ltd.**
> **Filed August 26, 2008**
> **File 5-42617**

Dear Mr. Slusky:

We have limited our review of the filings listed above to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO</u>

<u>General</u>

1.      Notwithstanding the fact that there is one disclosure document, EDGAR should reflect
        the simultaneous filing of a SCH TO <u>and a SCH 13e-3</u> each time a filing on SCH TO is
        made. Please contact filer support at (202) 551-8900 for further guidance on properly
        identifying the initial filing and subsequent amendments.

2.      Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A.  Please
        revise to include the information called for by that provision with respect to each filing
        person.  In this regard, we note disclosure that one or more affiliates of Vector Capital
        will provide all the funds necessary to finance the offer.  Accordingly, it would appear
        that any such affiliate(s) should be identified as bidders in the tender offer.  Please revise
        to include the additional filing persons or advise.  Refer to Section II.D.2. of the
        November 14, 2000 Current Issues Outline available at
        http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

3.      We note that Messrs. Slusky and Mehta are nominees of Vector Capital that serve on the
        Board of Corel Corp.  The background discussion indicates that Messrs. Slusky and
        Mehta were involved at various stages in the negotiation of the going private transaction
        yet neither appear to be included as filing persons for purposes of Exchange Act Rule
        13e-3 or are identified as such in the disclosure that is included in response to Schedule
        13e-3 requirements.  Please include Messrs. Mehta and Slusky as filing persons and
        provide the required disclosure or advise as to why they should not be included.  See the
        Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05
        available at:  http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

4.      Please supplementally provide us with an organizational chart that delineates the
        ownership structure of the affiliated Vector Capital companies.

5.      Further to our prior comment.  Please provide your analysis of whether any of the
        original reporting persons on the Schedule 13D filed March 17, 2003 and/or Vector
        Capital successors and/or affiliated entities, inclusive of Vector Capital Partners II
        International, Ltd. and Vector Capital Corporation are affiliates engaged in the going
        private transaction that should be included as filing persons for purposes of Exchange
        Act Rule 13e-3.

6.      Please note that each filing person must individually comply with the filing,
        dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise
        the disclosure to include all of the information required by Schedule 13E-3 and its
        instructions for any filing person listed or added in response to prior comments 3 and 5.
        For example, include a statement as to whether each person believes the Rule 13e-3
        transaction to be procedurally and substantively fair to security holders and an analysis of

the material factors upon which they relied in reaching such a conclusion.  See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981).

Exhibit 99(a)(1)(i)

Special Factors, page 9

Background of the Offer,…, page 9

7.      In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of Directors of Corel Corp., the Designated Directors, Vector Capital and its affiliates, the financial advisors and legal advisors regarding the various options considered by the Purchaser with respect to the transaction involving Corel Corp.   For example, revise to disclose:

- the Vector Capital principals who were involved in the decision making regarding the going private transaction and all discussions and meetings between such persons prior to the announcement of the tender offer;

- the structural alternatives and "related logistical considerations" considered by the parties and/or their counsel during the period from November to early December 2008;

- the topics discussed amongst the parties on various conference calls between counsel to the Designated Directors and counsel to Vector Capital between October 9 through 18, 2009;

- the "decision points" Vector Capital considered in its evaluation of whether and on what terms to proceed with the transaction;

- whether the Purchaser or any of its affiliates and management had discussions regarding the appointment of a financial advisor to opine as to the appropriate offer price and/or fairness of the financial terms of the transaction; and,

- the concerns expressed by counsel to the Designated Directors to Vector Capital's counsel on October 26, 2009 regarding certain terms and conditions to the offer and the discussions, if any, amongst the principals of Vector Capital regarding such concerns.

8.      Please revise to describe all deliberations engaged in regarding the $3.50 per share price that was determined as the offer price.  Please clarify for example, which of the filing

persons or affiliated parties first recommended a price. Describe any other alternative per share valuations or ranges of valuations that were considered, when such deliberations regarding the possible price first occurred, and the reasons why any other alternative prices were ultimately rejected. In this regard, we note the various occasions that Vector Capital indicated an interest in the acquisition of shares of the company leading up to the proposed offer of $3.50. Revise to further describe the discussions held amongst the principals of Vector Capital regarding appropriate price during all such periods.

9.      We refer you to Item 1011 (b) of Regulation M-A. We note reference to the analysis undertaken by the investment committee of Vector Capital. Please supplementally advise us of the information considered by the investment committee and how such information was used by the principals of Vector Capital to determine an offer price. Additionally, please summarize in the background discussion any of the material terms discussed by and amongst the investment committee and/or management of Vector Capital.

10.     We refer you to Item 1013 (c) of Regulation M-A. We note disclosure throughout the background discussion of the potential concern surrounding a possible default by the company under its credit facility. Similar disclosure is included in amendment No. 1 to SCH TO. Please revise to explain the relevance of the potential risk associated with a default to the purchaser's decision to commence the tender offer and engage in the going private transaction at this time. Further, please disclose whether such considerations factored into the purchaser's/filing persons' consideration of the offer price.

11.     Please refer to Item 1013 (c) of Regulation M-A. We refer you to disclosure on page 16 which suggests that the company believes the costs of being a public company impede the company's ability to effect the transitions noted in the disclosure. Given that the company faced the cost of being a public company in prior years, revise to clarify why, at this particular time, such costs "impede the company's ability" to accomplish certain goals.

12.     Please substantiate statements made on page 17 regarding the purchaser's belief that the company has a limited ability to obtain additional capital while it remains publicly traded and the "substantial[ly] greater flexibility" the filing persons will have to invest in the company if it becomes private. Please note our subsequent comments on similar statements made in Amendment No. 1 to SCH TO.

13.     We note disclosure in the background discussion that Vector Capital was not considering a sale of its shares to any third party and did not believe that any transaction, other than the acquisition of shares of the company by Vector Capital, would be appropriate or successful. Consistent with the requirements of Item 7 of Schedule 13e-3 and corresponding Item 1013 of Regulation M-A, revise to set forth all the alternatives considered by the filing parties and the basis for their belief that other alternatives would not have been "appropriate or successful".

<u>Position of  the Purchaser Regarding the Fairness of the Offer and Second-Step Acquisition,
page 18</u>

14.     Please revise to explain the statement that the offer consideration, because it is all cash,
        "eliminates uncertainties in valuing the consideration". The cash consideration offered is
        based on a value assigned to the shares of the company.  Yet, absent an analysis or
        valuation report with respect to such shares, it is not apparent that the uncertainty
        associated with the valuation of such shares has been eliminated solely because the form
        of consideration being offered is cash.  Please revise or advise.

15.     Refer to the second paragraph on page 18.  Please note that disclosure regarding the
        substantive and procedural fairness determinations made by each filing person should be
        stated in terms of fairness to unaffiliated shareholders and not shareholders generally.
        Please revise your disclosure accordingly.

16.     The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally
        considered relevant in addressing the substantive fairness of a going private transaction
        and should be discussed.  <u>See</u> Q & A No. 20 in Exchange Act Release 17719 (April 13,
        1981).  Please expand your disclosure  to address:

        • the going concern value on a stand alone basis that was considered by the purchaser; and,
        • whether consideration was given to the fairness of the offer price in comparison to
          historical share prices, which included a high of $4.27 in the third fiscal quarter of 2009.

        In revising your disclosure in response to our comments, please be advised that all disclosure
        required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the
        document disseminated to security holders in full, including responses in the negative.  See
        General Instruction E to Schedule 13E-3.

17.     Consistent with the requirements in Item 1015 of Regulation M-A, please specifically
        disclose whether or not the filing persons received any report or appraisal from an outside
        party that is materially related to the 13e-3 transaction.

Source and Amount of Funds, page 43

18. Revise to include disclosure required by Item 1007(b) of Regulation M-A regarding alternative sources of financing in the event the primary financing plans fall through and if none, so state.

Conditions of the Offer, page 44

19. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Schedule 13D/A filed August 26, 2008

20. It is not apparent how or when beneficial ownership held by and amongst the original 13D reporting persons changed such that only Corel Holdings L.P., Vector Capital Partners II, Ltd. and Alexander Slusky became the reporting persons. Please advise.

21. Other than the amendment referenced above, it does not appear that any subsequent amendments to Schedule 13D were filed. Notwithstanding, we note disclosure indicating that Vector Capital may have recommenced plans regarding a possible acquisition of shares of the company in November 2008. Further, it would appear that an amendment to Schedule 13D was due at the time the tender offer/going private transaction was first announced. Please advise and make the necessary Schedule 13D amendment filings. We may have further comment.

Amendment No. 1 to SCH TO filed November 2, 2009

22. Please supplementally provide us with support for the following statements:

- Corel Corp is at “serious risk of violating debt covenants in Q1 2010, even in the best of scenarios…”;
- bullet points listed under pros/cons on page 14 of the presentation;
- bullet points listed under “Tender Offer rejected” on page 15 of the presentation materials; and,

- under "Tender Offer Accepted", the statement that "Corel will have a far wider range of options available in order to surmount its present difficulties…"

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,


Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions


Cc      Martin Wellington, Esq.
        Davis Polk & Wardwell
        (650) 752-3618